SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:

CHIQUITA SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chiquita Brands International, Inc.

Chiquita Center

250 East Fifth Street

Cincinnati, Ohio 45202

CHIQUITA SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee

Plan Administrator of the

Chiquita Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio

June 25, 2007

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE

FOR BENEFITS

	December 31,
	2006	2005
Investments, at fair value	$103,792,067	$88,292,817
Contributions receivable due from the Company	1,242,271	577,997

Net assets available for benefits	$105,034,338	$88,870,814

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2006	2005
Investment income:
Dividends	$4,492,415	$2,287,778
Interest	181,183	75,925
Transfer of net assets from acquired company’s benefit plan	—	31,637,222
Net appreciation in fair value of investments	4,829,169	1,735,792
Contributions:
Participant	8,690,676	5,547,226
Company	10,007,940	6,000,837
Rollover	373,916	87,520

	28,575,299	47,372,300
Less: Distributions to participants	(12,411,775)	(4,447,787)

Increase in net assets available for benefits	16,163,524	42,924,513
Net assets available for benefits:
Beginning of the year	88,870,814	45,946,301

End of the year	$105,034,338	$88,870,814

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN

The following description of the Chiquita Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the “Company” or the “Plan Sponsor”) and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of the Plan, the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, active participants become 100% vested in their accounts.

In June 2005, the Company purchased the Fresh Express packaged salad and fresh-cut fruit business from Performance Food Group (“PFG”). With the acquisition, Fresh Express participants in the PFG Company Employee Savings and Stock Ownership Plan (“PFG Plan”) began contributing to the Chiquita Savings and Investment Plan on June 28, 2005. As a result of the transfer of Fresh Express participant accounts to the Plan on September 30, 2005, total Plan assets increased by approximately $32 million. Furthermore, the number of employees eligible to participate increased from approximately 600 to approximately 3,000.

The Plan was amended and restated effective January 1, 2001 to incorporate all plan amendments since the last restatement. The Plan was also amended on:

•

December 29, 2006, effective June 1, 2006, to re-define circumstances under which a hardship withdrawal may take place, in order to fully comply with the safe harbor hardship provisions of Section 401(k) of the Internal Revenue Code;

•

December 29, 2006, effective January 1, 2006, to clarify the computation of the separate ratio for any Highly Compensated Employee, as well as to allow for special distributions for designated hurricane victims;

•

December 23, 2005, (a) effective June 28, 2005, to set criteria for the transfer of Fresh Express participants in the PFG Plan, (b) effective June 20, 2005, to expand the definition of compensation and to increase the maximum contribution from an eligible participant from 15 percent to 50 percent of eligible compensation, and (c) effective March 28, 2005, to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001;

•	June 10, 2004, effective June 1, 2004, to allow participants to direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund;

•	December 31, 2003, June 23, 2003 and April 14, 2003 to comply with changes in the law; and

•

March 4, 2003, to permit the holding and the subsequent exercise or sale of warrants to purchase the Company’s common stock. The warrants were issued on March 19, 2002 pursuant to the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. For this purpose, the Company received from the Department of Labor an appropriate exemption to allow the holding of warrants by the Plan.

Effective January 1, 2005, the Plan’s trustee became Wells Fargo Bank, N.A. (the “Trustee”). The Plan assets were formerly held by State Street Bank and Trust Company, as trustee, until they were transferred to the current Trustee. Pending investment in each fund's primary investment vehicle, the Trustee invested monies temporarily in short-term investments.

Participant Accounts

Participants may have up to six accounts under the Plan:

Account	Description of Account
Employee Accounts:
Employee Before-Tax Contributions Employee After-Tax Contributions Rollover Contributions	Reflect all before-tax, after-tax, catch-up and rollover contributions, and the income, losses, withdrawals and distributions attributable to such employee contributions.

Company Accounts:
Matching Contributions Profit Sharing Contributions Non-elective Contributions	Reflect a participant’s share of Company contributions, profit-sharing contributions of certain merged plans, and an amount equal to a participant’s unspent employee credits contributed prior to January 1, 2004 from the Company’s separate welfare benefits plans, and the income, losses, withdrawals and distributions attributable to such contributions.

Participant Contributions

Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 50% (prior to June 20, 2005, the maximum a participant could elect to defer was 15%), subject to the non-discrimination standards of the Internal Revenue Code (the “Code”). A participant’s taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant’s behalf by the Company. A participant’s Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($15,500 for 2007, $15,000 for 2006, and $14,000 for 2005) as specified by the Code. The first 6% of compensation contributed to the Plan (“Eligible Participant Contributions”) is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant’s catch-up contributions in any one year are limited to a fixed dollar maximum ($5,000 for 2007 and 2006, and $4,000 for 2005).

From January 16, 2001 to May 31, 2004, participant contributions to the Chiquita Common Stock Fund were not permitted. Participants were permitted to keep existing balances at January 16, 2001 in the Chiquita Common Stock Fund. However, if a participant chose to transfer any funds from the Chiquita Common Stock Fund to another investment fund after that date, the participant was not permitted to transfer those amounts back to the Chiquita Common Stock Fund. Since June 1, 2004, participants have been permitted to direct up to 10% of their new contributions, and allocate existing amounts in other investment funds, to the Chiquita Common Stock Fund, provided that at no time may a participant’s holdings in the Chiquita Common Stock Fund exceed 50% of his or her total holdings in the Plan.

The Plan also accepts rollover contributions (“Rollovers”) from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant’s Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, but are not eligible for matching contributions by the Company.

Company Contributions

The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company's matching contributions are subject to the non-discrimination standards of the Code.

Basic Matching Contributions In 2007, the Basic Matching Contribution is 150% (or such higher percentage as the Plan Administrative Committee may in its discretion approve) of Eligible Participant Contributions. The Basic Matching Contribution was 150% of Eligible Participant Contributions in 2006 and 2005.

Discretionary Matching Contributions The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. No Discretionary Matching Contributions were made in 2006 or 2005.

All Company matching contributions are made in cash.

Under the Code, a participant’s annual Before-Tax Contributions, After-Tax Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($45,000 for 2007, $44,000 for 2006, and $42,000 for 2005) or 100% of the participant's compensation for that calendar year.

Investment Options

The Plan offers a variety of investment options, primarily third-party mutual funds. From January 16, 2001 to May 31, 2004, participants were not permitted to direct new contributions, or allocate prior contributions, to the Chiquita Common Stock Fund. Since June 1, 2004, subject to the limits described above under “Participant Contributions,” participants have been permitted to direct their new contributions, and allocate prior contributions, to any of the Plan’s investment options other than the Chiquita Warrant Fund. Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the “Plan Administrator”) may change any of the investment funds offered to participants at its discretion. Effective April 1, 2005, in conjunction with the change in trustee, some of the investment options offered under the Plan changed. Effective June 20, 2005, in preparation for the addition of Fresh Express participants, one additional mutual fund was included in the investment options.

Vesting

Participants are fully vested in their Employee Accounts and their Non-elective Contributions Accounts. Fresh Express participants are fully vested in the accounts that were part of the transfer from the PFG Plan. Company Matching Contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.

The non-vested portions of a terminating participant’s Company Accounts are forfeited and used to reduce future Company contributions.

Withdrawals, Distributions and Loans

A participant’s account may be withdrawn only in limited circumstances, as permitted by the Code and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or, if the vested portion exceeds $5,000, leave the account balance in the Plan until age 65. Effective March 28, 2005, if the participant’s account is greater than $1,000 and less than $5,000, the participant may elect to receive distribution in a single lump sum in cash and/or direct rollover. If the participant does not specify an election, the payment will be automatically rolled over to an individual retirement plan designated by the Plan Administrator. Distributions consist of cash or shares of Chiquita common stock from the Chiquita Common Stock Fund, cash or warrants from the Chiquita Warrant Fund, and cash from all other investment funds.

Participants who are active employees may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth in the Plan and by the Plan Administrator.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments

Chiquita warrants are valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Wells Fargo S&P 500 Index) and the Chiquita Common Stock Fund are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

INVESTMENTS

The following investments, at fair value, represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2006	2005
Wells Fargo Cash Investment Money Market	$25,875,439	$23,266,680
Wells Fargo S&P 500 Index	13,759,506	12,885,599
Dodge & Cox Stock Fund	10,164,445	8,937,039
American Funds Euro Pacific Growth	9,042,525	5,908,985
Wells Fargo Advantage Growth	6,873,765	6,606,483
Wells Fargo Advantage Small Cap Value	6,422,566	5,171,437
Dodge & Cox Balanced Fund	5,523,689	3,961,801
Managers Special Equity	4,370,672	4,698,470

During 2006 and 2005, the Plan’s investment balances (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2006	2005
Mutual funds	$5,147,205	$1,812,786
Chiquita Brands International, Inc. warrants	(270,475)	(22,314)
Chiquita Brands International, Inc. common stock	(47,561)	(54,680)

	$4,829,169	$1,735,792

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2005, the Plan sold 12,506 and 6,164 units and purchased 36,198 and 19,972 units, respectively, of Chiquita common stock. In 2006 and 2005, the Plan also sold 9,961 and 7,318 Chiquita warrants, respectively. All purchases and sales were market transactions.

While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.

TAXES

The Plan received a determination letter from the Internal Revenue Service dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan has been amended as described above on page 4. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

CHIQUITA SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2006

EIN No. 04-1923360, Plan No. 003

Identity of Issue/Description of Asset	Number of Shares or Rate of Interest and Maturity Date	Current Value
* Wells Fargo Cash Investment Money Market	25,875,439 shares	$25,875,439
* Wells Fargo S&P 500 Index	302,406 units	13,759,506
Dodge & Cox Stock Fund	66,235 shares	10,164,445
American Funds Euro Pacific Growth	196,662 shares	9,042,525
* Wells Fargo Advantage Growth	289,299 shares	6,873,765
* Wells Fargo Advantage Small Cap Value	206,314 shares	6,422,566
Dodge & Cox Balanced Fund	63,432 shares	5,523,689
Managers Special Equity	52,684 shares	4,370,672
* Wells Fargo Advantage Lifestage - Moderate	266,306 shares	2,958,663
* Wells Fargo Advantage Government Securities	270,248 shares	2,788,959
American Growth Fund	84,899 shares	2,772,826
Ariel Appreciation	48,621 shares	2,349,861
Dodge & Cox Income Fund	177,520 shares	2,231,438
Calamos Growth Fund	38,225 shares	2,060,332
* Wells Fargo Advantage Lifestage - Aggressive	172,377 shares	2,021,980
* Wells Fargo Advantage Lifestage - Conservative	86,859 shares	899,863
* Chiquita Brands International, Inc. Common Stock Fund	50,666 units	477,499
* Chiquita Brands International, Inc. warrants	70,732 warrants	173,293
* Participant loans receivable	Interest rates range from 5.0% to 9.25%; maturities range from 1 to 10 years	3,024,746

		$103,792,067

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 28, 2007	By:	/s/ Kevin R. Holland
Kevin R. Holland
Senior Vice President, Human Resources
Chairman, Employee Benefits Committee